DAVIDOFF HUTCHER & CITRON LLP

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June 9, 2025

VIA EDGAR CORRESPONDENCE

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 1 to WhiteFiber, Inc. Draft Registration Statement on Form S-1 Submitted May 5, 2025 CIK No. 0002042022

Lady and Gentlemen:

On behalf of our client, WhiteFiber, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Staff of the Commission in a letter dated May 21, 2025 (the “Comment Letter”). Additional oral comments, numbers 11 and 12 below, were received from the Staff on May 21, 2025.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

We hereby submit confidentially in electronic form the accompanying Amendment No. 2 to Draft Registration Statement on Form S-1 (“DRS”). The DRS reflects the responses of the Company to the Comment Letter and oral comments. The discussion below is presented in the order of the comments received from the Staff. Certain capitalized terms set forth in this letter are used as defined in the DRS. For your convenience, reference in the responses to page numbers are to where they appear in the DRS and to the prospectus contained therein.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your disclose that the MTL-2 data center is “expected to be completed and operational by the end of the third quarter of 2025,” that MTL-3 has a “targeted go-live data of late third quarter 2025,” and that the “initial capacity for NC-1 will be energized late in the fourth quarter 2025.” Please revise your disclosure to clarify the significance of these milestones by describing the phases of development remaining to achieve the profit margins that you disclose.

Response No. 1: This comment has been complied with. We have set forth the various stages of retrofitting data centers in a process called commissioning, which has been added to the Glossary.

Risk Factors, page 17

2.	Please add a separately-captioned risk factor plainly explaining to investors that, unlike many companies that operate data centers, you are not a REIT. Discuss the implications of this, including the specific features and benefits of REITs that will not be available to investors and describe the enhanced disclosure requirements applicable to some REITs that will not apply to you.

Response No. 2: This comment has been complied with. Under the title “We are not a real estate investment trust (REIT), and investors will not receive the potential tax or income benefits associated with REIT investments.”

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

Business, page 76

3.	Please revise to clarify the sources of your expected data center MW capacity. Specifically:

(A)	Clarify the expected capacity of the MTL-3 data center. The statement that you “are aggressively pursuing [y]our development pipeline and expect to add 12 MW (gross) of capacity, inclusive of the MTL-2 and MTL-3 sites, for total capacity of 16 MW (gross), by the end of the third quarter of 2025” seems to imply that MTL-3 will have a capacity of 7 MW (gross), based on your disclosure of 4 MW (gross) for MTL-1 and 5 MW (gross) for MTL-2.

(B)	Explain the sources of the targeted aggregate HPC data center capacity of 32 MW by the end of 2025. If you expect to have a total capacity of 16 MW (gross) by the end of the third quarter of 2025, and the NC-1 facility will add an initial capacity of 24 MW (gross), it is unclear why your targeted HPC data center capacity is 32 MW by the end of 2025, assuming the source of the additional capacity will come from NC-1.

(C)	Explain the sources of your intended estimated 80 MW (gross)+ of total HPC data center capacity by the end of 2026.

Response No. 3:

(A)	This comment has been complied with MTL-1, MTL-2 and MTL-3 will have combined capacity of 16 MW (gross) and this change have been made throughout the prospectus. MTL-3 is, in fact, 7 MW (gross).

(B)	We have revised the disclosure to state that MTL-1, MTL-2 and MTL-3 with total capacity of approximately 16 MW (gross) will be operational (MTL-1 already is) by the end of 2025. The initial capacity for NC-1 is expected to be online in March 2026, with revenue commencing in May 2026.

(C)	The disclosure has been revised to read as follows: “We intend to achieve an estimated 76 MW (gross)+ of total HPC data center capacity by the end of 2026, a target that is underpinned by assets already under our control, including our MTL-2, MTL-3, and NC-1 facilities with an aggregate target of 40 MW (gross) plus an additional target 60 MW (gross) under a non-binding exclusive letter of intent for a proposed data center in upstate New York.”

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

4.	We note your response to prior comment 3. Please disclose the material terms of any agreement or arrangement under which you purchase energy for your data centers. For example, we note from your response letter that at MTL-1, you obtain your hydro power through the landlord, who recharges directly based on actual consumption, that the rate is a standard rate offered with no fixed term, that the landlord owns the building complex and does not have a separate power entrance exclusively for Enovum, and that in the province of Quebec where MTL-1, MTL-2, and MTL-3 are located, all of the hydroelectric power is provided by a crown corporation, Hydro Quebec, which has predetermined rates depending on the customers’ industry and based on the power demand. Further disclose the actual rates you are charged under these and any other arrangements.

Response No. 4: this comment has been complied with under “Business-Power Supply.”

5.	Please revise to explain the basis for your disclosed “average build time for retrofits.” Specifically, explain which of your facilities this is based upon. In that regard we note that you acquired your MTL-1 facility as “fully operational and fully leased to customers.” It also appears that you are the lessee of your Iceland facility.

Response No. 5: This comment has been compiled with. Under the heading “Prospectus Summary – Overview” it is stated in the fourth paragraph, that based on their collective operating experience prior to Enovum’s acquisition by the Company, our WhiteFiber data center team is adept at bringing new sites online in an accelerated timeline.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

Reorganization and Relationship with Bit Digital, page 77

6.	We note your disclosure that “While WhiteFiber may provide data center or cloud services to operators in the bitcoin or the cryptocurrency ecosystem, WhiteFiber does not have any businesses that are otherwise tied to bitcoin or the cryptocurrency ecosystem” and a similar statement on page 2. Please revise to explain specifically what services you provide or may provide to “operators in the bitcoin or the cryptocurrency ecosystem.” As an additional matter, please reconcile your statement on page 35 that “WhiteFiber is not operating in the crypto mining business” with your reference on page 29 to “colocation customers who are crypto miners.” If customers use your machines for crypto asset mining, please disclose the material terms of how you are compensated under such arrangements.

Response No. 6:

This comment has been complied with. We have deleted the statement on page 2 “While WhiteFiber may provide data center or cloud services to operators in the bitcoin or cryptocurrency ecosystem, WhiteFiber does not have any businesses that are otherwise tied to bitcoin or the cryptocurrency ecosystem, and WhiteFiber does not intend to have any relationship to the digital assets business. The sentence on page 29 “Our colocation customers who are crypto miners are subject to the risks relating to the crypto mining business;” has been deleted, since no crypto miners are customers of the Company’s colocation center.

Transition Services Agreement, page 107

7.	Please revise to disclose all material terms of the Transition Services Agreement, including but not limited to the aggregate fees payable for services under the agreement and the maximum amount of Bit Digital liability under the agreement.

Response No. 7:

This comment has been complied with. The range of services that may be provided is disclosed. We have stated that “All services are to be provided at cost, except if otherwise agreed to.” The maximum liability of Bit Digital is set forth in the disclosure as follows: “Each party will indemnify each other for any material breach of the Transition Services Agreement or any gross negligence, willful misconduct, fraud, or bad faith in the provision of their respective services. The Transition Services Agreement also provides that neither company shall be liable to the other for any indirect exemplary incidental, consequential, remote, speculative, punitive or similar damages.”.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

Notes to Combined Financial Statements

13. Segment Reporting, page F-24

8.	Please revise to include the entity-wide disclosures by geographic location required by ASC 280-10-50-41.

Response No. 8:

This comment has been complied with. See below for disclosures included in the Segment Reporting footnote.

Long-lived assets consist of property, plant and equipment, and operating lease right-of-use assets. The geographic information for long-lived assets as of March 31, 2025 and December 31, 2024 is as follows:

	March 31, 2025	December 31, 2024
United States	$2,134,091	$-
Iceland	133,142,796	59,766,182
Canada	45,961,911	43,981,419
	$181,238,798	$103,747,601

9.	Please file the following agreements as exhibits to your registration statement or tell us why any particular agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K:

●	Your 5 MW (IT Load) colocation agreement with Cerebras Systems. This agreement has been filed as Exhibit 10.20.

●	Your agreement evidencing your credit approval for up to a CAD $60 million debt financing with the Royal Bank of Canada (RBC). On May 30, 2025, the Company was notified by email from RBC: “We are very happy to confirm that we have formally obtained credit approval on the financing required for MTL-01 and MTL-02.” The loan agreement will be filed as an exhibit once it is entered into. However, it may be after the public offering. Appropriate disclosure will be made in the registration statement.

●	Your Master Services Agreement with an AI Compute Fund managed by DNA Holdings. This agreement has been filed as Exhibit 10.21.

Response No. 9:

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

10.	Please revise the exhibit index to include active hyperlinks to each filed exhibit, as required by Item 601(a)(2) of Regulation S-K.

Response No. 10:

This comment has been complied with by EDGAR

Oral comment No. 11:

Please amend the typographical errors on page 11 under the heading “Foreign Private Issuer Status.”

Response No. 11:

We have removed the word “not” from the second and fourth bullet points.

Oral comment No. 12:

Please file exhibits 10.5, 10.6 and 10.7 as exhibits to the Registration statement rather than incorporating them by reference from Bit Digital’s filing. Also consider whether any of the exhibits which may not have been material to Bit Digital are material to WhiteFiber.

Response No. 12:

Exhibits 10.5, 10.6 and 10.7 have been filed as exhibits to the registration statement. These exhibits, as well as others filed by Bit Digital were filed, e.g., for its subsidiary Enovum Data Centers Corp which will be a subsidiary of WhiteFiber and there are no changes in the materiality of the redactions, when the agreements switch from an agreement with Bit Digital to one of WhiteFiber. The Company has reviewed the redactions made to these exhibits and determined that none of the redactions are material to WhiteFiber.

DAVIDOFF HUTCHER & CITRON LLP

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

June 9, 2025

Please do not hesitate to contact the undersigned with any questions.

Very truly yours,

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H Lutzker
Elliot H Lutzker, Partner

EHL:esm

cc (by e-mail): Mr. Sam Tabar sam@bit-digital.com